Western Massachusetts Electric Company						Exhibit 12
Ratio of Earnings to Fixed Charges
(Thousands of Dollars)

	Six Months
	Ended	Year Ended December 31,
	June 30, 2003	1998	1999	2000	2001	2002

Net income/(loss)	8,654	(9,579)	2,887	35,268	14,968	37,682
Income tax expense/(benefit)	6,542	(89)	8,943	15,145	6,560	6,765
Equity in earnings of regional nuclear generating and transmission companies	(255)	(1,699)	(407)	(2,251)	(290)	(1,626)
Minority interest	-	-	-	-	-	-
Fixed charges, as below	7,253	41,334	37,190	33,419	17,845	15,228

Total earnings, as defined	22,194	29,967	48,613	81,581	39,083	58,049

Fixed charges, as defined:
Interest on long-term debt	1,536	28,027	24,255	14,051	5,325	2,942
Interest on rate-reduction bonds	4,575	-	-	-	6,251	9,587
Amortized premiums, discounts and capitalized expenses related to indebtness	38	2,150	1,678	1,212	597	75
Other interest	721	3,398	3,259	11,491	3,735	1,857
Rental interest factor - capital	-	2,800	3,100	2,800	700	-
Rental interest factor - 1/3 operating	383	1,933	1,600	1,067	833	767
Preference security dividend requirements of consolidated subsidiaries	-	3,026	3,298	2,798	404	-

Total fixed charges, as defined	7,253	41,334	37,190	33,419	17,845	15,228

Ratio of Earnings to Fixed Charges	3.06	0.72	1.31	2.44	2.19	3.81